                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*


                              SierraCities.com Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  335944 10 4
                                 --------------
                                 (CUSIP Number)

                             James W. McKenzie, Jr.
              Senior Vice President, General Counsel and Secretary
                                VerticalNet, Inc.
                       700 Dresher Road, Horsham, PA 19044
                                 (215) 328-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 335944 10 4                                              Page 2 of 7

1        NAME OF REPORTING PERSON

         VerticalNet, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         23-2815834

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Pennsylvania

NUMBER OF                   7    SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                    8    SHARED VOTING POWER
EACH                                 3,817,057 shares
REPORTING
PERSON                      9    SOLE DISPOSITIVE POWER


                           10    SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,817,057 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.04%

14   TYPE OF REPORTING PERSON

     CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by VerticalNet, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of SierraCities Inc., a Delaware corporation ("SierraCities"). The principal executive offices of SierraCities are located at 600 Travis Street, Suite 7050, Houston, TX 77002.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is VerticalNet, Inc., a Pennsylvania corporation ("VerticalNet").

         (b) The address of the principal office and principal business of VerticalNet is 700 Dresher Road, Horsham, PA 19044.

         (c) VerticalNet provides end-to-end e-commerce solutions targeted at distinct business segments through three strategic business units: VerticalNet Markets, VerticalNet Exchanges and VerticalNet Solutions. VerticalNet Markets includes 57 industry-specific digital marketplaces designed as online vertical trading communities and provides hosted e-commerce and community capabilities for corporate divisions and small and medium sized businesses. VerticalNet Exchanges focuses on trading electronic components and hardware in open and spot markets. VerticalNet Solutions builds digital marketplaces for global 2000 customers, industry alliances and independent Net market makers. Set forth in
Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of VerticalNet's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither VerticalNet nor, to VerticalNet's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither VerticalNet nor, to VerticalNet's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To VerticalNet's knowledge, all of the directors and executive officers of VerticalNet named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As an inducement for VerticalNet to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain directors and executive officers of SierraCities, and entities affiliated with certain of such directors and executive officers (as set forth on Schedule II hereto, the "Stockholders"), entered into Tender Agreements with VerticalNet (See Item 4). VerticalNet did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements. In addition, the Stockholders granted VerticalNet an irrevocable proxy with respect to the shares of Common Stock covered by the Tender Agreements.

         References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Tender Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of November 6, 2000 (the "Merger Agreement"), among VerticalNet, Truckee Acquisition Co., a newly formed Delaware corporation and wholly owned subsidiary of VerticalNet ("Truckee"), and SierraCities, and subject to the conditions set forth therein, Truckee will commence an exchange offer (the "Offer") to exchange shares of VerticalNet's common stock for all issued and outstanding shares of Common Stock. Following the Offer, Truckee will merge with and into SierraCities and SierraCities will become a wholly owned subsidiary of VerticalNet (such events constituting the "Merger"). Once the Merger is consummated, Truckee will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Truckee will be merged into SierraCities with SierraCities remaining as the surviving corporation (the "Surviving Corporation").

                  As a result of the Merger, each outstanding share of Common Stock, other than shares owned by SierraCities, VerticalNet, Truckee and, if applicable, stockholders exercising appraisal rights will be converted into the right to receive a fraction of a share of VerticalNet common stock. Pursuant to the Merger Agreement, the vesting of each outstanding option to purchase Common Stock will be accelerated, and each such stock option shall be canceled and settled in exchange for a lump sum cash payment as of the effective time of the Merger.

                  The Stockholders have, by executing the Tender Agreements, agreed to tender in the Offer the 3,817,057 shares of Common Stock beneficially owned by them (the "Shares"). The Shares constitute approximately 20.04% of the total outstanding shares of Common Stock as of November 6, 2000. In addition, as part of the Tender Agreements, each Stockholder has granted to VerticalNet an irrevocable proxy to vote or consent in writing, at every SierraCities stockholders meeting and on every action or approval by written consent instead of a meeting, (i) in favor of adoption and approval of the Merger Agreement and approval of the Merger, (ii) against any proposal for a recapitalization, merger, sale of assets or other business combination and (iii) against any other action or agreement, the consummation of which would result in a breach of any covenant, representation or warranty of SierraCities contained in the Merger Agreement or would result in any obligation or agreement of SierraCities under the Merger Agreement not to be fulfilled or would result in SierraCities being required to pay to VerticalNet or Truckee the termination fee described in the Merger Agreement. The Tender Agreements terminate upon the earliest of the following: (1) termination of the Merger Agreement, (2) the date upon which the Merger is effected, (3) the date upon which all of the Stockholder's Common Stock is purchased by VerticalNet or Truckee pursuant to the Offer or (4) the date upon which the Offer terminates without the purchase of Common Stock.

                  The purpose of the transactions under the Tender Agreements are to assist VerticalNet and SierraCities in consummating the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) Upon the acceptance for exchange of shares of Common Stock pursuant to the Offer, VerticalNet will be entitled to designate a number of directors of SierraCities, rounded up to the next whole number, that equals the product of
(i) the total number of directors on SierraCities' board of directors and (ii) the percentage of total outstanding shares of Common Stock owned by VerticalNet and Truckee following the Offer. Until the merger has become effective, SierraCities' board of directors will consist of at least two members who were directors of SierraCities prior to the consummation of the Offer. Upon consummation of the Merger, the directors of Truckee shall become the directors of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of Truckee, until their respective successors are duly elected or appointed and qualified.

         (e) None, other than (i) the cancellation and payment of SierraCities options as contemplated by the Merger Agreement and (ii) the change in the number of outstanding shares of Common Stock as contemplated by the Merger Agreement.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Truckee, as in effect immediately prior to the Merger, shall become the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware corporate law and such Certificate of Incorporation. The name of the Surviving Corporation will be SierraCities.com Inc. Upon consummation of the Merger, the Bylaws of Truckee, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) Upon consummation of the Merger, the Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, VerticalNet currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although VerticalNet reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement and the Tender Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Tender Agreements, VerticalNet may be deemed to be the beneficial owner of 3,817,057 shares of Common Stock. Those shares of Common Stock constitute approximately 20.04% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of November 6, 2000 (as represented by SierraCities in the Merger Agreement discussed in Items 3 and 4). VerticalNet may be deemed to have the shared power to vote the shares of Common Stock with respect to those matters described above. However, VerticalNet (i) is not entitled to any rights as a stockholder of SierraCities as to the shares of Common Stock and (ii) disclaims any beneficial ownership of the shares of Common Stock. VerticalNet does not have the power to dispose of the shares of Common Stock.

         (c) To the knowledge of VerticalNet, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of VerticalNet, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of SierraCities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement and the exhibits thereto, including the Tender Agreements, to the knowledge of VerticalNet, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of SierraCities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. On September 30, 1999, VerticalNet and SierraCities entered into an agreement pursuant to which they agreed to develop and maintain a co-branded Web site. The approximate dollar amount of the transaction was $250,000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    EXHIBIT NO.                           DESCRIPTION
    -----------     ------------------------------------------------------
         1          Agreement and Plan of Merger, dated as of November 6, 2000, by and among VerticalNet, Inc., Truckee Acquisition Co. and
                    SierraCities.com Inc. (incorporated by reference to Annex A to the prospectus contained in the registration statement
                    filed on Form S-4 on November 16, 2000 with the Securities and Exchange Commission by VerticalNet, Inc.).

         2 Form of Tender Agreement, dated as of November 6, 2000, a substantially similar version of which has been executed by Depping 1999 Investment Limited Partnership, Thomas J.
                    Depping, Sandy B. Ho, Redstone Group, Ltd., David C.
                    Shindeldecker, and David L. Solomon (incorporated by reference to Annex B to the prospectus contained in the registration statement filed on Form S-4 on November 16, 2000 with the Securities and Exchange Commission by VerticalNet, Inc.).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2000

VERTICALNET, INC.

By: /s/ James W. McKenzie, Jr.
------------------------------
Name: James W. McKenzie, Jr.
Title: Senior Vice President, General Counsel and Secretary

                                   SCHEDULE I

         EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF VERTICALNET, INC.


       NAME                                          POSITION WITH VERTICALNET
       ----                                          -------------------------
Mark L. Walsh                        Chairman of the Board of Directors

Joseph Galli, Jr.                    Director, President and Chief Executive Officer

Michael J. Hagan                     Director, Executive Vice President and Chief Operating Officer

Gene S. Godick                       Executive Vice President and Chief Financial Officer

James W. McKenzie, Jr.               Senior Vice President, General Counsel and Secretary

David Kostman                        President, VerticalNet International


All individuals named in the above table are employed by VerticalNet, LLC, a wholly owned subsidiary of VerticalNet, Inc. The address of VerticalNet's principal executive office is 700 Dresher Road, Horsham, PA 19044.

                 NON-EMPLOYEE DIRECTORS OF VERTICALNET, INC.

               NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT                  BUSINESS ADDRESS
               ----                      ----------------------------------                  ----------------
  Douglas A. Alexander,           President & CEO, ICG Europe                        Internet Capital Group
  Vice Chairman                                                                      Cassini House
                                                                                     57 St. James's Street
                                                                                     London SW1A 1LD England

  Jeffrey C. Ballowe              Former President, Interactive Media and
                                  Development Group, Ziff-Davis, Inc.

  Walter W. Buckley, III          Co-Founder, President and CEO, Internet Capital    Internet Capital Group
                                  Group                                              800 Safeguard Building
                                                                                     435 Devon Park Drive
                                                                                     Wayne, PA 19087

  Satya Nadella                   Vice President, Microsoft bCentral, at Microsoft   Microsoft Corporation
                                  Corporation                                        One Microsoft Way
                                                                                     30-3
                                                                                     Redmond, WA 98052-6399

  Howard D. Ross                  Founder and Partner, LLR Equity Partners, L.P.     LLR Equity Partners
                                                                                     The Belgravia Building
                                                                                     1811 Chestnut Street
                                                                                     Suite 210
                                                                                     Philadelphia, PA 19103

                                   SCHEDULE II

                                                                                          PERCENTAGE OF OUTSTANDING
                                                                                            SHARES OF SIERRACITIES
                                                NUMBER OF SHARES OF SIERRACITIES              COMMON STOCK AS OF
     TENDER AGREEMENT STOCKHOLDER               COMMON STOCK BENEFICIALLY OWNED                NOVEMBER 6, 2000
     ----------------------------               -------------------------------           -------------------------
Depping 1999 Investment Limited                           1,595,800                                    8.38%
Partnership

Thomas J. Depping                                            77,400                                    0.406%

Sandy B. Ho                                                 245,990                                    1.29%

Redstone Group, Ltd.                                      1,183,151                                    6.21%

David C. Shindeldecker                                       84,867                                    0.445%

David L. Solomon                                            629,849                                    3.31%
                                                  ------------------------                  ------------------------
Total                                                     3,817,057                                   20.04%

                                  EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------    ----------------------------------------------------------------
     1         Agreement and Plan of Merger, dated as of November 6, 2000, by and among VerticalNet, Inc., Truckee Acquisition Co. and
               SierraCities.com Inc. (incorporated by reference to Annex A to the prospectus contained in the registration statement filed on
               Form S-4 on November 16, 2000 with the Securities and Exchange
               Commission by VerticalNet, Inc.).

     2 Form of Tender Agreement, dated as of November 6, 2000, a substantially similar version of which has been executed by Depping 1999 Investment Limited Partnership, Thomas J. Depping,
               Sandy B. Ho, Redstone Group, Ltd., David C. Shindeldecker, and
               David L. Solomon (incorporated by reference to Annex B to the prospectus contained in the registration statement filed on Form S-4 on November 16, 2000 with the Securities and Exchange
               Commission by VerticalNet, Inc.).